UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Corporate Policy on Conflict of Interest and Transactions with Related Parties

1

CORPORATE POLICY ON Conflict of Interest and Transactions with Related Parties

1. OBJECTIVE AND GUIDELINES This Policy establishes the guidelines, rules, and procedures for handling situations of potential conflicts of interest and ensuring transparency and independence in the relationships between Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (together with Ultrapar, “Grupo Ultra”) and their related parties. The guidelines contained herein apply to all companies within Grupo Ultra, as well as to any shareholder, partner, or employee, without prejudice to additional regulations applicable to their activities. External representatives, suppliers, service providers, and business partners must also follow this Policy. Any transaction with third parties or related parties must be conducted in the best interest of Grupo Ultra, without conflict of interest, and must adhere to the following general guidelines: • Compliance: the transaction must adhere to the contractual terms and responsibilities practiced by Grupo Ultra. • Market conditions: the transaction must be guided by reasonable market conditions, according to the criteria established in this Policy, other internal policies and standards, and applicable regulations. • Equal treatment: related parties or third parties with potential conflict of interest shall be treated the same as any other independent party negotiating with Grupo Ultra, with no discrimination, privilege, use of insider information, or preference in business opportunities benefiting the related party. • Justification: the transaction must be economically and strategically justified, representing the best alternative for Grupo Ultra. • Formality: the transaction must be formalized in writing, specifying its main characteristics, conditions, and other relevant information. • Competitiveness: the area responsible for the transaction must, whenever possible, seek at least one market alternative for conducting the transaction. 2. CONFLICT OF INTEREST 2.1. CONCEPT A conflict of interest arises when a person lacks, or appears to lack, the independence necessary to perform their duties. It is identified when a person involved in a decision-making process with the power to influence the outcome has personal interests that affect their independence, even if such interests are aligned with Grupo Ultra’s interests. A conflict of interest may exist even if it causes no harm to the tangible, intangible, or financial assets of Grupo Ultra.

Potential conflicts of interest are also characterized by (i) situations where a person involved in the decision-making process may obtain a benefit for themselves, a relative, or a third party with whom the person is related; or (ii) the use of their position or information, whether confidential or not, that could influence any business decision. Everyone should be aware of the possibility of a conflict of interest in conducting their activities and should immediately report a potential conflict as provided in this Policy. For example, a conflict of interest may arise when a person’s duties could be influenced in some way: • by their family, friendship, or commercial relationship with other individuals or entities. • by their interests, those of their relatives, or close associates regarding any individual or entity contracting with Grupo Ultra, or even without contracting, having any interest opposed to that of Grupo Ultra. • by any other relationship that could prevent them from working and defending Grupo Ultra’s interest. For the purposes of this Policy, relatives are understood to be those family members who may be expected to influence or be influenced by the person, and may include (i) spouse or partner and their children; (ii) children of the spouse or partner; and (iii) dependents of the person or their spouse or partner. It is permissible to recommend hiring relatives, close associates, external representatives, business partners, suppliers, and service providers, provided that the relationship is formally communicated to the immediate superior and that the hiring process is conducted in accordance with the conditions established by this Policy and the Code of Ethics, without any personal favoritism. Direct subordination of relatives to the respective employee is prohibited. Employees may participate in other companies, but they may not: • hold a position that significantly influences decisions of companies with any commercial, financial, or other relationship with Grupo Ultra, unless the employee obtains prior approval from their immediate leadership and notifies the Integrity area for conflict evaluation. • hold any relevant stake in competitors of Ultrapar and/or any of its subsidiaries. • hold an executive role similar to the one they perform at Ultrapar and its subsidiaries, unless the employee obtains prior approval from their immediate leadership and notifies the Integrity area for conflict evaluation. • commit a significant amount of time that conflicts with their activities. • favor the company in any way in hiring processes.

2.2. CONDUCT IN CASE OF CONFLICT OF INTEREST Anyone in a real or potential conflict of interest situation must immediately report this to the Integrity area or their manager, who should contact the Integrity area to assist in defining measures and procedures. This communication should be made, whenever possible, before the shareholder, partner, or employee engages in conduct that may cause a potential conflict of interest. If the shareholder, partner, or employee does not disclose their conflict of interest, anyone else may do so. In addition to the communication provided in this item, and without prejudice to the measures and conduct indicated by the Integrity area, whenever a person is in a conflict situation, they should withdraw from discussions on the subject and refrain from negotiating, evaluating, opining, voting, or otherwise participating or influencing the handling or approval of the matter. When a real or potential conflict of interest arises in a matter submitted to the decision of any management body of Grupo Ultra, the conflicted or potentially conflicted person, or anyone present aware of the conflict, must inform the other members of the body. All information and decisions involving the identified conflict of interest (such as justifications for the decision of the body and the period of withdrawal, as well as related documents) must be recorded in minutes, respecting any confidentiality obligations related to such information and documents. 3. RELATED PARTIES 3.1. CONCEPTS • Related Parties According to Technical Pronouncement CPC No. 05, issued by the Brazilian Accounting Pronouncements Committee, related parties are individuals or entities related to Grupo Ultra. (A) Individual An individual is considered related to Grupo Ultra when they or a close family member: • has full or shared control of any company within Grupo Ultra. • has significant influence over any company within Grupo Ultra. • has significant influence in the management of any company within Grupo Ultra or its controlling shareholder (if any).

his includes controlling shareholders, if any, or direct or indirect subsidiaries). • has significant influence over any company within Ultrapar. • is under joint control (joint venture) of Ultrapar and a third party entity. • is an associate of any company within Ultrapar. • is under joint control of the controlling shareholders of Ultrapar, if any, along with a third party entity. • manages a post-employment benefit plan whose beneficiaries are employees, on one hand, of Ultrapar and its subsidiaries, and on the other hand, of the entity related to Ultrapar and its subsidiaries. • is controlled, either fully or under joint control, by a person identified above. • is under significant influence of a person identified in (a)(i) above. • has as a key person (or as a Key Person of its Controlling Shareholders, if any) a person identified in (a)(i) above. For the purposes of this Policy and in line with CPC 05, significant influence is the power to participate in an entity’s financial and operational decisions, even without having control over such policies or the entity. In this context, control is characterized by the power to direct the entity’s policies in order to benefit from its activities. • Transactions with Related Parties Transactions with Related Parties occur when there is a transfer of resources, services, or obligations between related parties, regardless of whether a price is charged in return. These are transactions with individuals or entities whose ties may compromise the independence between the parties, which is typically found in transactions with any third party. In case of conflict between the definitions of Related Parties provided in this Policy and those in CPC 05, the rules of CPC 05 shall prevail.

3.2. RULES AND PROCEDURES FOR APPROVING TRANSACTIONS WITH RELATED PARTIES • Transactions between Grupo Ultra companies: these will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation of the companies involved, provided they adhere to the guidelines of this Policy, except in cases where any of the companies involved in the transaction have shareholders with significant influence over Ultrapar or Grupo Ultra administrators. In such cases, the governance procedure for transactions with Related Parties (item 3) will apply. • Transactions between any Grupo Ultra company and associates or joint ventures (JV) of Grupo Ultra: these will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation, provided they adhere to the guidelines of this Policy, unless the transaction exceeds the amount of R$ 50 million per individual operation/contract or R$ 600 million per operation/contract with a 12-month term, in which case the transaction must also be approved by Ultrapar’s Executive Board. • Transactions between any Grupo Ultra company and other Related Parties: these will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation provided they adhere to the guidelines of this Policy, unless the transaction exceeds (i) the amount of R$ 10 million per individual operation/contract or R$ 100 million per operation/contract with a 12-month term, in which case the transaction must also be approved by Ultrapar’s Executive Board; or (ii) the amount of R$ 50 million per individual operation/contract or R$ 600 million per operation/contract with a 12-month term, in which case the transaction must also be approved by Ultrapar’s Board of Directors. • Ordinary and routine transactions involving Grupo Ultra and its Related Parties (“Ordinary Transactions”): ordinary transactions within the normal course of business, operational and recurring in nature, which are part of the routine activities of Grupo Ultra companies, or those particularly related to treasury and cash management operations that require short-term decision-making for closing, will be approved following the ordinary procedure outlined in the respective bylaws or articles of incorporation, provided they adhere to the guidelines of this Policy. Exceptions are made in cases where any of the subsidiaries involved in the transaction have shareholders with significant influence over Ultrapar or Grupo Ultra administrators, in which case the governance procedure for transactions with Related Parties will apply. The Executive Board of any of the companies involved in the transaction may submit the Ordinary Transaction for approval by Ultrapar’s Executive Board if deemed appropriate.

o other corporate disciplinary measures. 4. DISCLOSURE AND CONTROLS Annually, the controlling shareholders (if any), administrators, and key persons in Ultrapar’s Management must inform Ultrapar’s Risk, Integrity, and Audit Department (“DRIA”) of the list of individuals and entities that constitute related parties under this Policy. These individuals must immediately notify DRIA whenever there is any change in the information provided. Ultrapar has a duty to disclose transactions with related parties when the criteria are met, and in compliance with the specific regulations of the CVM and the SEC, as well as the rules of its B3 listing segment. Transactions with related parties must be reported annually to the Audit and Risk Committee. The Audit and Risk Committee must also evaluate, monitor, and recommend corrections or improvements to this Policy to the Board of Directors. 5. OPEN CHANNEL The Open Channel is available for anyone to ask questions and report the existence or suspicion of violations of this and other internal policies of Grupo Ultra or applicable legislation. Website: canalabertoultra.com.br Telephone: 0800 701 7172 Reports can be made anonymously. It is prohibited to engage in any act of threat, intimidation, or retaliation against anyone who (i) reports violations of this Policy or any other policy or applicable legislation, or (ii) expresses doubts, suspicions, or concerns regarding this matter. The Channel is operated by an independent company and all reports are duly recorded and forwarded to the Risk, Integrity and Audit Department for investigation or supervision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Corporate Policy on Conflict of Interest and Transactions with Related Parties)